Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

NEW DEEP DRILL RESULTS REAFFIRM PROMISING POTENTIAL AT DEPTH AT ISLAND GOLD MINE

MONTREAL, Quebec, Canada, September 10, 2012 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce additional results from its 2011 and 2012 deep drilling program on its Island Gold Mine property (the “Property”).

Highlights:

  Drill results suggest that the C Zone is currently the most continuous of the four zones (zones G, C, D and E1E) previously identified through the deep drilling program, and that it appears to be a continuation at depth of the zone currently being mined at Island Gold.

  Once below a depth of approximately 500 metres, the C Zone is a steeply dipping structure (sub-parallel) with similar geology to what is currently being mined in the upper horizons of the Island Gold Mine (quartz vein systems within an alteration zone).

  New drill results in the C Zone include (all cut grades over true widths): 31.60 g/t Au over 6.59 metres, 27.16 g/t Au over 10.62 metres and 14.21 g/t Au over 8.02 metres. Previously-released drill results in the C Zone include 27.26 g/t Au over 5.58 metres and 12.28 g/t Au over 7.24 metres.

  Other results from the current drilling campaign include (all cut grades over true widths): 11.14 g/t Au over 9.33 metres and 23.26 g/t Au over 2.0 metres, mineralized intercepts that have not yet been associated with an identified zone.

  26,030 metres of deep exploration drilling have been completed in 2012 at the Island Gold Mine encompassing 30 holes and wedges. The 2012 surface and underground exploration drilling program will total approximately 35,000 metres. There are currently 2 drill rigs active from underground drill stations.

Paul Carmel, President and CEO, commented: “We are very pleased that our deep drilling program at the Island Gold Mine continues to deliver very promising results. In particular, our new drill results (please see Table 1 below) indicate that the C Zone is showing signs of becoming a well-defined mineralized zone that appears to be a continuation at depth of the zone currently being mined at Island Gold. When combined with our previous results, released in February of this year (please see Table 2 below), the new drill results in this zone provide further support for our confidence in the long-term potential at Island Gold to expand resources and increase mine life.”

NEW DEEP DRILL RESULTS REAFFIRM PROMISING POTENTIAL AT DEPTH AT ISLAND GOLD MINE
September 10, 2012

TABLE 1
ISLAND GOLD MINE: C ZONE NEW DRILL RESULTS(1)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(2) (g/t Au)	Zone	Vertical depth of Intersection (metres)
GD-11-07W1	1,050	812.86	817.95	2.76	3.61	3.61	C	677
GD-11-08	702	551.30	554.51	2.00	1.78	1.78	C	400
GD-11-14W1	985	744.91	752.50	5.00	11.86	11.86	C	595
GD-11-20A	1,230	977.20	987.65	4.14	11.00	8.95	C	865
GD-11-20B	1,089	852.50	859.00	3.10	4.01	4.01	C	730
GD-11-21B	1,335.20	1,013.70	1,019.32	2.06	3.62	3.62	C	902
GD-11-22	1,101	927.00	933.00	2.62	5.92	5.92	C	807
GD-11-22W3	1,044	830.60	850.90	10.62	39.70	27.16	C	708
GD-11-23W1	1,035	835.80	840.07	2.24	5.08	5.08	C	697
GD-490-01	1,356	1,007.80	1,018.90	4.76	7.36	7.36	C	886
GD-490-01W1	1,191	928.86	934.42	2.95	1.38	1.38	C	793
GD-497-01W1	968.53	738.00	751.27	6.59	61.71	31.60	C	624
GD-497-02	879	618.87	622.70	2.00	2.52	2.52	C	490
GD-508-01A	1,026	808.80	824.00	8.02	21.82	14.21	C	676
GD-508-01AW1	944	729.14	735.06	4.28	5.87	5.87	C	573
400-514-01	456	318.80	332.50	9.38	4.54	4.54	C	495
400-514-12	552	475.65	479.30	2.13	14.56	13.45	C	658
400-514-16A	540	501.55	513.27	6.76	11.27	8.97	C	691
400-514-17	471	409.84	413.00	2.10	5.40	5.40	C	579

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 75 g/t.

TABLE 2
ISLAND GOLD MINE: C ZONE PREVIOUSLY RELEASED DRILL RESULTS(1)(2)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(3) (g/t Au)	Zone	Vertical depth of Intersection (metres)
GD-10-09W1	999	628.93	632.55	2.00	50.41	14.28	C	597
GD-10-15	954	657.15	661.70	2.57	3.97	3.97	C	613
GD-11-07	1,226	975.00	980.06	2.13	6.68	6.68	C	951
GD-11-11	904	658.48	663.17	2.72	3.44	3.44	C	613
GD-11-14	1,083	869.43	873.37	2.00	3.66	3.66	C	834
GD-11-15	1,029	830.60	842.70	7.24	15.10	12.28	C	779
GD-11-15W1	968	744.00	752.80	5.58	41.33	27.26	C	679
GD-11-17	900	652.39	657.30	2.60	28.39	11.65	C	617

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	These results were previously released February 10, 2012 in a press release entitled “Richmont Mines: Promising drill results from Island Gold Mine confirm potential at depth.”
(3)	High values are cut at 75 g/t.

NEW DEEP DRILL RESULTS REAFFIRM PROMISING POTENTIAL AT DEPTH AT ISLAND GOLD MINE
September 10, 2012

Mr. Carmel continued: “The objective of our deep drilling program at Island Gold is to establish resources below the current infrastructure of the mine, which currently reaches a maximum depth of approximately 400 metres below surface. Our aim is to tighten-up the drill spacing at depth in order to generate a preliminary resource in Q1, 2013. We continue to advance our 1,100 metre exploration drift from the -400 metre level of the mine to provide more effective access for drilling, while also evaluating the potential construction of an exploration shaft in order to accelerate the identification of deep resources at Island Gold.”

The following table presents new drill results in the other zones (D, G, STH) that intersected a significant cut grade over a minimum true width of 2.0 metres. Mineralized intersections that have not yet been associated with an identified zone have been allocated to “X” Zone.

TABLE 3
ISLAND GOLD MINE: NEW DRILL RESULTS (EXCLUDING C ZONE)(1)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(2) (g/t Au)	Zone(3)	Vertical depth of Intersection (metres)
GD-11-07W1	1,050	676.48	693.85	9.33	24.53	11.14	X	559
		856.15	861.00	2.63	7.65	7.65	D	716
GD-11-14W1	985	768.70	773.00	2.83	11.87	9.91	X	613
GD-11-16	1,001	685.68	689.80	2.00	39.71	23.26	X	556
GD-11-19	948	547.00	551.40	2.09	2.97	2.97	G	433
GD-11-20A	1,230	677.23	682.95	2.16	8.41	8.41	STH	573
		1,005.25	1011.10	2.33	3.13	3.13	X	890
GD-11-20B	1,089	546.00	551.05	2.33	26.77	12.50	X	442
		943.00	948.00	2.36	2.75	2.75	D	815
GD-11-22	1,101	858.44	863.05	2.00	14.00	5.57	G	741
GD-11-22W3	1,044	804.00	813.30	4.89	2.78	2.78	X	678
GD-490-01W1	1,191	882.00	887.05	2.65	2.39	2.39	X	750
GD-497-01W1	968.53	687.10	694.76	3.75	5.81	5.81	X	574
		699.60	708.15	4.18	27.23	6.72	X	586
		712.95	722.55	4.70	5.54	5.54	X	599
		786.00	790.00	1.99	4.45	4.45	X	664
GD-497-02	879	741.28	747.14	3.18	5.37	5.37	X	602
400-514-05	456	441.35	445.40	2.48	12.48	12.48	X	617

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 75 g/t.
(3)	The STH Zone is just south of the G Zone.

Chart 1: Longitudinal Section – Island Gold Mine: Deep drilling exploration results – C Zone

Additional details about the Island Gold Mine Property
The 84.4 km2 (8,444 hectare) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site Kremzar Mill, an 850 tonne per day rated CIP mill. Since Island Gold began commercial production in October 2007, Richmont has produced more than 175,000 ounces of gold from this mine. Underground operations are accessed via a ramp, and the mine’s infrastructure currently reaches a vertical depth of approximately 400 metres. As of June 30, 2012, the Island Gold Mine had a total of 185 employees.

NEW DEEP DRILL RESULTS REAFFIRM PROMISING POTENTIAL AT DEPTH AT ISLAND GOLD MINE
September 10, 2012

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine into commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at the Swastika Laboratories Ltd. in Swastika, Ontario and at the Lab-Expert laboratory in Rouyn-Noranda, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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